UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

INCORPORATION BY REFERENCE

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739), Form S-8 (File No. 333-289715), Form F-3 (File No. 333-290026) and Form S-8 (File No. 333-295194), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed..

Exhibit Index

Exhibit	Exhibit Description
99.1	Notice and Proxy Statement for 2026 Extraordinary General Meeting
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: August 21, 2026

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